Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Six Months Ended June 30,
	2012		2011
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$1,550		$874
Add: Fixed Charges (1)	46		37
Earnings (2)	$1,596		$911
Fixed Charges (1)	$46		$37
Ratio of Earnings to Fixed Charges	34.7	x	24.6	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity-method investees plus Fixed Charges.